Exhibit 99.2

Management’s Discussion and Analysis

For the three and nine month periods ended September 30, 2017

As of November 13, 2017

TABLE OF CONTENTS

Preliminary Notes and Introduction	1

Overview	1

Prairie Creek Project	2

Newfoundland Properties	13

Metal Prices	14

Outlook	16

Summary of Quarterly Results	16

Review of Financial Results	17

Liquidity, Financial Condition and Capital Resources	18

Financing - Use of Proceeds	19

Outstanding Share Data	19

Off-Balance Sheet Arrangements	19

Transactions Between Related Parties	19

Critical Accounting Estimates and Judgments	19

Financial Instruments	21

Disclosure Controls and Procedures	23

Risk Factors	23

Dividends and Distributions Policy	34

Additional Information	34

Preliminary Notes and Introduction

This Management’s Discussion and Analysis (“MD&A”), dated November 13, 2017, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the three and nine month periods ended September 30, 2017 compared to those of the same period in the previous year. In order to better understand the MD&A, it should be read in conjunction with the Company’s unaudited interim consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2017 and the audited consolidated financial statements and notes thereto for the years ended December 31, 2016 and 2015.

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

The Company is considered to be in the exploration and development stage given that its exploration properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets on the Company’s balance sheet is dependent on the existence of economically recoverable mineral reserves, obtaining and/or maintaining the necessary permits to operate a mine, obtaining the financing to complete development and construction and future profitable mine production.

Overview

Canadian Zinc Corporation currently exists under the Business Corporations Act (British Columbia). The Company was incorporated in British Columbia, Canada, on December 16, 1965, under the Companies Act of British Columbia. On June 16, 2004, the Company's shareholders adopted new Articles to bring the Company's Charter documents up to date and into conformity with the Business Corporations Act (British Columbia).

The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “CZN” and on the OTCQB tier of the OTC Link under the symbol “CZICF”.

Prairie Creek Mine

The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”). The Prairie Creek Property is subject to a 1.2% net smelter return royalty.

The Prairie Creek Mine contains NI 43-101 Proven and Probable Reserves of 8.1 million tonnes grading 8.6% Zn; 8.1% Pb and 124 g/t Ag, which ranks Prairie Creek amongst the highest grade base metal deposits in the world. These reserves are based upon a Measured and Indicated Resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, and represent an initial mine life of 15 years.

Prairie Creek also hosts an additional Inferred Mineral Resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag, which has the potential, through further exploration and development, to be upgraded to Measured or Indicated Mineral Resources and increase the initial 15-year mine life.

The Prairie Creek Mine already has extensive infrastructure in place including five kilometres of underground workings on three levels, a 1,000 ton per day mill, a fleet of heavy duty and light duty surface vehicles, three surface exploration diamond drill rigs, camp accommodation, maintenance and water treatment facilities and a 1,000 metre long gravel airstrip.

1

The environmental assessment of the Company’s permit application for use of the mine access road on an all season basis was completed by the Mackenzie Valley Review Board and a Report of Environmental Assessment and Reasons for Decision was submitted to the Minister of Indigenous and Northern Affairs in September 2017 with a recommendation that the project be approved.

The 2017 Feasibility Study (“2017 FS”) was completed in September (Technical Report filed on SEDAR October 31, 2017). The results of the 2017 FS indicate notable improvements compared to the Preliminary Feasibility Study completed in 2016 (“2016 PFS”) and confirm that the Prairie Creek Mine can support a significant increase in the mining rate and mill throughput that will enable production of higher quantities of zinc, lead and silver, and at lower operating cost as compared to the mine plan presented in the 2016 PFS.

The 2017 FS indicates a higher mining rate with a 25% increase in mill throughput and lower operating costs with only a moderate increase in capital costs as compared to previous studies. The mine life of 15 years results in $3 billion in net revenue and $1.3 billion in earnings before interest, taxes, depreciation and amortization (“EBITDA”) over the life of the mine and pre-tax Net Present Value (“NPV”) of $344 million, using an 8% discount rate, with an Internal Rate of Return (“IRR”) of 24% (post-tax NPV of $188 million and an IRR of 18%) and using metal price forecasts of US$1.10 per pound for zinc, US$1.00 per pound for lead and US$19.00 per ounce for silver with a foreign exchange rate of CA$1.25=US$1.00.

The 2017 FS indicates average annual production over the first 10 years of 64,800 tonnes of zinc concentrate and 71,600 tonnes of lead concentrate containing a total of 95 million pounds of zinc, 105 million pounds of lead and 2.1 million ounces of silver in both zinc and lead concentrates. Pre-production capital costs, including provision for a new all season road, are estimated at $279 million, including contingency, with payback of less than five years.

Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to secure the necessary senior financing to complete the development and construction of the Project.

Using the completed 2017 FS, the Company is working with HCF International Advisers (“HCF”) as financial advisers to facilitate the raising of project debt financing of up to 70% of the capital expenditures required for the Prairie Creek Mine.

Lead / Zinc Exploration in Central Newfoundland

Canadian Zinc owns an extensive mineral land package in central Newfoundland covering three large Volcanogenic Massive Sulphide (“VMS”) projects with known mineral deposits and excellent exploration potential, including the South Tally Pond Project, which hosts the Lemarchant deposit; the Tulks South Project, which hosts the Boomerang and Domino deposits and the Hurricane and Tulks East prospects; and the Long Lake Project.

A 2017 winter drill program at the Lemarchant deposit intersected significant extensions of very good grade base and precious metal massive sulphide mineralization, both up-dip and to the immediate south of the currently defined deposit. A summer drill program in the same area, began in June, focused on testing and defining the up-dip mineralization discovered during the 2017 winter drill program with the goal of expanding and further defining the Lemarchant resource. The 2017 drill programs at Lemarchant intersected significant extensions of base metal massive sulphide mineralization, both up-dip and to the immediate south of the currently defined Lemarchant deposit. The Lemarchant Main Zone massive sulphide mineralization now extends an additional 80 metres up-dip and over a 200-metre strike length (from sections 100+75N to 103+25N). The vertical depths of the mineralized drill intercepts range from 120 to 170 metres.

The Company plans to compile the exploration results from the 2017 drilling programs into an updated resource estimate on the Lemarchant deposit, which is expected to be completed in the first quarter of 2018.

Prairie Creek Project

A Feasibility Study was completed in September and supersedes the 2016 Pre-Feasibility Study. A new Technical Report entitled “Prairie Creek Property Feasibility Study NI 43-101 Technical Report” effective September 28, 2017, which provides the results of the 2017 FS, was prepared by AMC Mining Consultants (Canada) Inc. (“AMC”), with contributions by Ausenco Engineering Canada Inc. (“Ausenco”), Global Mineral Resource Services Ltd., Allnorth Consultants Limited and F. Wright Consulting Inc., was filed on SEDAR on October 31, 2017 and supersedes the March 31, 2016 Technical Report (subsequently amended and restated September 30, 2016 and filed on SEDAR).

2

Feasibility Study Results

The results of the 2017 Feasibility Study indicate notable improvements compared to the Preliminary Feasibility Study completed in 2016 and confirm that the Prairie Creek Mine can support a significant increase in the mining rate and mill throughput that will enable production of higher quantities of zinc, lead and silver, and at lower operating cost as compared to the mine plan presented in the 2016 PFS.

AMC concludes that the Prairie Creek Mine is shown to be a viable project, based on the mineral reserves, mine plan, production and economic parameters determined within the 2017 FS.

AMC recommends that Canadian Zinc advance the Project to the next stage, which will include; detailed design and planning of the required services, construction of the all season road, refurbishment of the mill, ordering the long-lead equipment for power generation, portal refurbishment, access widening, and development of ramp declines in preparation for ore production and processing.

Mill start-up is projected for August 2020, with a two-year pre-production period during which detailed engineering, mill and camp refurbishment, underground development from existing workings, and construction of key surface infrastructure items, including a paste plant and all season road, will take place.

Feasibility Study Highlights

Optimization work completed as part of the 2017 FS has led to improvements, compared with the plan contained in the 2016 PFS, in many aspects of the Prairie Creek Mine with only a modest increase in the capital cost. Among these are:

•	Increased mining rate (+18.5% to 1,600 tonnes per day).
•	Increased mill throughput after DMS processing (+25% to 1,200 tonnes per day).
•	Lower operating cost (-2.6% to $223 per tonne mined, including transport).
•	Increased Mineral Reserve tonnage (+6.2% to 8.1 million tonnes).

The 2017 FS Mine Plan covers a 15 year Life of Mine (“LOM”) from mill start-up with a particular focus on optimizing the LOM grade profile. During the first 10 years of production, the expanded mill throughput results in the following as compared to the 2016 PFS:

•	Higher average annual metal production (zinc 95M lbs. and lead 105M lbs.).
•	Average annual total contained lead in both zinc and lead concentrates is 105 million pounds per year, an increase of 23 million pounds, while the average annual production of silver is also increased 25% to 2.1 million ounces per year.
•	Average annual total contained zinc in both zinc and lead concentrates increased by approximately 7% from 82 million pounds to 88 million pounds per year.

The 2017 FS indicates many financial improvements from the 2016 PFS:

•	Cumulative net revenue over the life of the mine increased by $325 million to $3 billion and cumulative undiscounted cash flow, pre-tax, up $190 million to $900 million, an increase of over 30%, at base case metal prices of zinc=US$1.10/lb., lead=US$1.00/lb., and silver=US$19.00/oz.
•	The pre-tax NPV, discounted at 8%, increased 21% to $344 million, with an IRR of 23.8%, while the NPV post-tax and royalties, discounted at 8%, increased 22% to $188 million, with an IRR of 18.4%.
•	Capital cost increased by $35 million (14%) to $279 million, including contingency, primarily because of the expansion in mine and mill throughput and accelerated mine development.
•	The post-tax payback period was reduced by five months to 4.6 years from mill start-up.

3

Highlights of the 2017 FS

Mine and Mill Parameters		Concentrates
		Type	10 yr W. Avg. Tonnes	Average Grade	Payability
Total ore mined (million tonnes)	8.07	Zinc concentrate	64,800	Zinc: 59%	Zinc: 85%
Mining rate (tonnes/day)	1,600			Silver: 136 g/t3	Silver: 70%
Milling rate (tonnes/day) post-DMS	1,200	Lead concentrate	71,600	Lead: 62%	Lead: 95%
LOM (years)	15			Silver: 800 g/t	Silver: 95%
Mine and Mill Statistics
Metal	10 yr Ore Grade (Weighted Average)	Ore Grade LOM (Weighted Avg.)		Mill Recoveries LOM (Weighted Average)	10 yr Average Annual Contained Metal
Zinc	8.50%	8.70%		83%	95M lbs[4]
Lead	9.30%	8.10%		88%	105M lbs[4]
Silver	139 g/t	124 g/t		87%	2.1M oz4
Project Assumptions Base Case
Zinc price	US$1.10/lb	Treatment Charges		Exchange Rate	$1.25CDN:$1.00US
Lead price	US$1.00/lb	US$172/tonne Zn Con		Discount Rate	8%
Silver price	US$19.00/oz	US$130/tonne Pb Con
Operating and Capital Costs
Operating Costs[2]	LOM $/t ore mined	Capital Costs			$M
Mining	58	Pre-production capital			253
Processing	47	Contingency			26
Site Services	19	Total Pre-production Capital			279
G&A	30	Sustaining Capital			117
Total On-site Costs	154	Working Capital			36
Transportation[1]	69
Total Operating Costs[2]	223
[1] Includes truck, rail, handling and ocean shipping		[3] Subject to a deduction of 3 oz. per tonne of concentrate
[2] Does not include treatment, refining charges, royalty		[4] Total metal contained in both lead and zinc concentrates
Economic Results (LOM)				Pre-tax	Post-tax
Cash Flow Undiscounted ($M)				899	562
NPV @ 8% ($M)				344	188
NPV @ 5% ($M)				497	291
IRR (%)				23.8	18.4
Payback period (years from first revenue)				4.4	4.6
Average annual EBITDA ($M)				81

Financial Analysis Summary

The 2017 FS indicates a base case Pre-Tax Net Present Value (“NPV”) of $344 million using an 8% discount rate, with an Internal Rate of Return (“IRR”) of 23.8% and a post-tax NPV of $188 million with a post-tax IRR of 18.4%. The Base Case metal price assumptions used in the model are: Zn US$1.10/lb., Pb US$1.00/lb., Ag US$19.00/oz., with a foreign exchange rate of CA$1.25=US$1.00.

4

The pre-tax and post-tax net present values, at 5% and 8% discount rates, and internal rates of return, are illustrated in the table below, at a Canadian/US dollar exchange rate of CA$1.25=US$1.00, except where noted. The table also demonstrates the sensitivities of the Prairie Creek Project to zinc, lead and silver prices and to the Canadian/US dollar exchange rate.

Economic Sensitivities of the Prairie Creek Project

Metal Prices				Pre-Tax				Post-Tax [1]
Zinc/Lead US$/lb		Silver US$/oz		Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %	Undiscounted $M	NPV (5%) $M	NPV (8%) $M	IRR %
0.80		17.00		139	10	(39)	5.5	75	(29)	(68)	3.3
0.90		18.00		452	211	120	14.4	282	109	43	10.6
1.10/1.00		19.00		899	497	344	23.8	562	291	188	18.4
1.20/1.00		19.00		1,033	582	410	26.2	644	344	230	20.4
1.10		20.00		1,077	614	437	27.3	671	364	247	21.3
1.20		21.00		1,390	815	596	32.7	863	489	346	25.7
1.30		22.00		1,703	1,017	755	37.7	1,053	612	444	29.8
1.10/1.00	[2]	19.00	[2]	1,208	696	501	29.5	752	416	287	23.1
1.20/1.00	[2]	19.00	[2]	1,355	789	574	31.9	842	473	332	25.0

1.	Post-tax results include all taxes, royalties, aboriginal participation costs and the Sandstorm 1.2% NSR.
2.	Foreign exchange assumed to be CA$1.375:US$1.00 on these lines.

Using the base case metal prices and exchange rate of CA$1.35=US$1.00 would increase the pre-tax NPV 8% to $500 million and the IRR to 29.5%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.25=US$1.00 would increase the pre-tax NPV 8% to $410 million and the IRR to 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 would increase the pre-tax NPV 8% to $574 million and the IRR to 31.9%.

During the first 10 full years of concentrate production the 2017 FS forecasts average annual production of approximately 65,000 tonnes of zinc concentrate and 72,000 tonnes of lead concentrate, containing an average of approximately 95 million pounds of zinc, 105 million pounds of lead and 2.1 million ounces of silver.

The 2017 FS indicates average annual EBITDA during the first 10 full years of $111 million per year and cumulative EBITDA of $1,294 million over the projected LOM of 15 years, using base case metal price forecasts.

The Economic Model used in the 2017 FS has been prepared assuming average blended indicative treatment charges of US$172 per tonne for zinc sulphide concentrates and US$130 per tonne for lead concentrates, both substantially higher than the current spot treatment charges, with industry standard penalties, including mercury penalties of US$1.75 for each 100 ppm above 100 ppm per tonne of concentrate.

5

Key Variances Between 2017 FS and 2016 PFS

	2017 FS Base	2016 PFS	Variance
Economic Valuations
Pre-Tax NPV (CAD $M)	344.5	284.3	60.2
Pre-Tax IRR (%)	23.8	22.5	1.3
Pre-Tax Payback Period (years)	4.4	4.0	0.4
Post-Tax NPV (CAD $M)	188.3	154.8	33.5
Post-Tax IRR (%)	18.4	17.9	0.5
Post-Tax Payback Period (years)	4.6	5.0	(0.4)

Key Assumptions Base Case
Discount rate (%)	8.0	8.0	-
Lead (US$/lb)	1.00	1.00	-
Silver (US$/oz)	19.00	19.00	-
Zinc (US$/lb)	1.10	1.00	0.10
Lead treatment charge - $/tonne	130.00	195.00	(65.00)
Zinc treatment charge - $/tonne	172.00	212.00	(40.00)
Exchange rate (US$/CAD$)	1.25	1.25	-

Life of Mine Inputs and Outputs (CAD $M)
Capital expenditures	278.9	243.6	35.3
Sustaining capital costs	117.0	70.4	46.6
Gross revenue	3,977.9	3,733.3	244.6
Smelter costs	886.9	968.2	(81.3)
Net revenue	3,091.0	2,765.1	325.9
Operating costs including transportation	1,796.6	1,740.7	55.9
Pre-tax cash flow	898.5	710.4	188.1
Taxes and royalties	336.1	279.4	56.7
Net project cash flow after-tax and royalties	562.4	431.0	131.4
Working capital	36.1	32.8	3.3

Life of Mine Production Statistics
Ore Mined - kt	8,071.5	7,603.6	467.9
Lead con - dmkt	924.2	865.9	58.3
Zinc con - dmkt	975.4	957.9	17.5

Life of Mine Metrics (CAD $/tonne ore/ average)
Gross revenue	492.83	490.99	1.84
Mining costs	58.23	78.58	(20.35)
Milling and processing	46.76	40.75	6.01
General and administrative	30.32	22.58	7.74
Site services	18.55	21.96	(3.41)
Total operating costs	153.86	163.87	(10.01)
Transportation costs	68.73	65.05	3.68
Smelter costs	109.88	127.34	(17.46)
Operating profit	160.36	134.73	25.63
Taxes and royalties	41.64	36.75	4.89
Income before depreciation and amortization	118.72	97.98	20.74

Pre-production Capital Costs, including provision for construction of a new all season road, are estimated at $253 million, with a contingency of $26 million for a total of $279 million, and with post-tax payback of 4.6 years from commencement of concentrate production.

The $35 million increase in Pre-production capital costs compared to the 2016 PFS is largely attributable to a longer construction period, earlier mine dewatering, earlier and larger ramp and mine development, new paste stockpile building, additional mill equipment, extended mill building for lead oxide circuit, with EPCM and other timing differences.

6

The $46 million increase in sustaining capital costs is largely attributable to increased mine development, purchase of contractor handover mining equipment, maintenance of all season road and timing differences.

Operational Differences Between 2017 FS and 2016 PFS

Discipline	Detail	2017 FS	2016 PFS
MINING	Mineral Reserve (t)	8,071,463	7,603,590
	Underground development (m)	52,012	49,362
	Mine dewatering	Dewatering starts prior to mining	Dewatering as mining progresses
	Access to sulphide ore	Higher sulphide in early feed	Higher oxide in early feed
	Annual Rate (t/yr)	584,000	470,000
	LOM (years)	14.5	16.0
PROCESSING	Milling rate (post-DMS) tpd	1,200	960
	Nominal Rate DMS Plant (t/h)	67	58
	Process grinding	80% passing 156 µm	80% passing 80 µm
	Pb flotation	Grind/regrind mill	Grind mill
	Total LOM Concentrate Production (dmt)	1,899,544	1,823,787
SUPPORT	Energy supply	LNG/diesel	Diesel
SERVICES	Power Running Load (MW)	6.5	5.3
	Power Scheme	Turnkey	Build/operate
	Power cost ($/kWh)	0.25	0.21
	Construction Schedule (years)	2.5	3.0
TRANSPORT	Transport Logistics	20t containers site to port	Bulk truck, transfer to rail
	Load-out facilities	Containers and small facility	Bagging and large warehouse
	Permitting	EA approved from MVRB	EA in process
	Road Construction schedule (years)	2.5	3.0

7

Mineral Reserve Estimate

The 2017 FS has a new Mineral Reserve estimate of 8.1 million tonnes of Proven and Probable Reserves at a combined grade of 16.75% Pb and Zn plus 124 g/t Ag, which represents a 6% increase in Reserve tonnage compared to the 2016 PFS.

The increase is due to marginally lower Zinc equivalent cutoff grades, reflecting the final 2016 PFS operating cost estimate, a small increase in projected Zn prices and further optimization of the stoping design. The 2017 Mineral Reserves have slightly lower average metal grades than those estimated in the 2016 PFS, but increased overall metal content. The estimation of Mineral Reserves by AMC is shown below.

August 2017 Mineral Reserves, Prairie Creek Mine

Mineral Zone	Classification	Tonnes (t)	Silver (g/t)	Lead (%)	Zinc (%)	ZnEq (%)
Main Quartz Vein (MQV)	Proven	1,524,171	161.43	8.90	10.22	26.84
	Probable	4,190,187	144.76	9.96	8.20	25.70
	Total	5,714,358	149.21	9.67	8.74	26.00
Stockwork (STK)	Proven	188,173	108.19	4.84	11.56	21.22
	Probable	1,188,366	63.81	3.54	6.86	13.46
	Total	1,376,539	69.88	3.72	7.50	14.52
Stratabound (SMS)	Proven	-	-	-	-	-
	Probable	980,566	54.90	5.06	9.64	17.97
	Total	980,566	54.90	5.06	9.64	17.97
TOTAL	Proven	1,712,344	155.58	8.45	10.36	26.22
	Probable	6,359,119	115.78	8.00	8.17	22.22
	Total	8,071,463	124.22	8.10	8.64	23.07

The Mineral Reserves are as of August 02, 2017, and based on a design cut-off grade of 11% ZnEq for longhole open stoping (“LHOS”), 11% ZnEq for mechanized drift-and-fill, an incremental stoping cut-off grade of 10% ZnEq, and 6% ZnEq cut-off grade for development ore. Cut-off grades are based on a zinc metal price of $1.00/lb, recovery of 75% and payable of 85%; a lead metal price of $1.00/lb, recovery of 88% and payable of 95%; and a silver metal price of $18/oz, recovery of 92% and payable of 81%. Exchange rate used is C$1.25= US$1.00. Average planned dilution, unplanned dilution and mining recovery factors of 13%, 11% and 95%, respectively, for LHOS; and 18%, 6% and 98%, respectively, for drift-and-fill are assumed.

The August 2017 Prairie Creek Mineral Reserve estimate was prepared by H. A. Smith, P. Eng., Qualified Person (“QP”), as defined by National Instrument 43-101 (“NI 43-101”) of AMC Mining Consultants (Canada) Ltd.

These Mineral Reserves are based upon a Measured and Indicated Resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, and represent an initial mine life of 15 years.

Prairie Creek also hosts an additional Inferred Mineral Resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag, which has the potential, through further exploration and development, to be upgraded to Measured or Indicated Mineral Resources and increase the initial 15 year mine life.

Mining

The Prairie Creek Mine will be an underground operation, based primarily on the Main Quartz Vein (“MQV”) and mining an average of 1,600 tonnes per day over a 15-year mine life. During full production, approximately 584,000 tonnes of ore per year will be mined.

Adits were previously driven on three levels: the 970m level, the 930m level and the 883m level, totalling approximately 5 km of underground workings. Access for mining will be through an enlarged 883 m level portal and adit with secondary access through the 930m level. The 970m level penetrates the topmost limits of the MQV only and is not part of the current mine plan. As mining progresses to depth, ore from the MQV will be supplemented by ore from the deeper SMS deposit, both deposits being accessed by a common ramp development.

8

Mining will be by longhole open stoping (“LHOS”) with paste backfill. Mechanized drift-and-fill will be used for the Stratabound (“SMS”) ore, also with paste fill. The plan and objective is to use 100% of flotation tailings as backfill.

Ground conditions in existing development underground are good and the existing workings have stood unsupported for thirty years with minimal bolting.

The new mine plan envisages slashing out of some of the existing development to establish two spiral ramps to access deeper levels. The new mine plan targets higher grade sulphide areas since these blocks have the best recovery return. The existing 883 mL adit will be enlarged to 5 x 5 m; two ramps will be driven downward from this level and one upward to access the MQV and SMS ores. Drifts will be driven on the MQV north and south from the ramp access points to the strike limits of the ore body. Stoping will begin at the ore limits and retreat to the ramp access points. Pre-production development is expected to take approximately 18 months, before stope ore becomes available as mill feed. This work will be performed by a contractor. On completion of the contracted scope of work, CZN will have the options of taking over the work itself or continuing with contract mining.

When in full production, it is estimated that the mine will produce up to 120 L/s of water. The majority of this water will be collected through pre-drainage boreholes and pumped to surface, avoiding contamination. All water discharged from the mine will either be sent to the mill as process water, pumped into the existing impoundment pond, which will be modified into a two-cell water storage pond, or directly treated in a new water treatment plant.

Power Generation Plan

The 2017 FS incorporates a non-binding indicative proposal from Northwest Territories Power Corporation to supply turnkey type power generation utilizing four new 2.77 MW dual fuel LNG/diesel powered generator units that will provide power and heat for the site.

It is proposed to utilize a turnkey type power generation as proposed by Northwest Territories Power Corporation (“NTPC”). This proposal utilizes four new 2.77 MW dual fuel LNG/diesel powered generator units that will provide power and heat for the site. The power generator units will be located within the existing Mill powerhouse. Maximum power running load for the site is estimated at 6.4 MW. These generators will be outfitted with heat recovery systems to maximize energy efficiency. The waste heat from the generators will be used to heat the surface facilities and mine air. Heat for underground and accommodations will be generated by LNG based furnaces.

Processing

The Prairie Creek plant is planned to process the run-of-mine (“ROM”) ore produced from the underground mine. More and better information concerning the characteristics of the ore obtained from studies conducted over the past two years has enabled the design of an enhanced mine plan, which will supply optimal feed to the process plant and provide better predictability of quantity and quality of concentrate products. The daily operating throughput will be approximately 1,600 tpd to a Dense Media Separation (“DMS”) facility, at the front end of the mill. The DMS product will be fed to the grinding and flotation circuit at a feed rate is 1,200 tpd. The proposed process flowsheet for the Prairie Creek Project will include:

•	Two stages of crushing to reduce the ROM ore to 100% passing 16 mm.
•	DMS on the coarse fraction of the crushed ore to reject gangue minerals.
•	One stage of grinding on the pre-concentrated ore to 80% passing 156 µm.
•	Lead sulphide flotation producing a lead sulphide concentrate.
•	Zinc sulphide flotation producing a zinc sulphide concentrate.
•	Lead oxide flotation producing a lead oxide concentrate.
•	Concentrate dewatering and load-out systems.
•	Tailings dewatering and paste backfill preparation systems.

Metallurgical tests from the MQV and SMS and recent tests completed on STK material indicated the three types of mineralization can be commingled during processing without significantly affecting their metallurgical performances.

9

Waste Management Plan

Tailings from the mill will be placed permanently underground as paste backfill, produced in a new paste backfill plant, and augmented by DMS reject material in the event of any volume shortfall. The majority of DMS reject and mine development material will be placed in a newly created Waste Rock Pile facility.

Concentrate Production

The Prairie Creek Mine will produce three types of concentrates: zinc sulphide, lead sulphide and lead oxide. During the first 10 years of operation, the Prairie Creek Mine will have an average annual production of 64,800 tonnes of zinc concentrate grading 59% zinc and 139 g/t silver and 71,600 tonnes of blended lead concentrates grading 62% lead and 800 g/t silver.

Access Road Construction and Transportation Plan

The Mackenzie Valley Environmental Impact Review Board recently recommended approval of the Prairie Creek All Season Road, subject to implementation of various measures, many of which build on Canadian Zinc’s commitments.

An all season road has the following benefits, offset by an increased capital cost:

•	Decrease working inventory
•	Ensure more timely delivery of product and consistent supply of materials
•	Lower logistical risk of transporting concentrate and supplies
•	Requires a smaller trucking fleet throughout the year
•	Allows the use of alternative energy sources such as Liquid Natural Gas (LNG)

The concentrates will be transported in enclosed haul trucks via the mine access road and Liard Highway. The road will utilize an ice bridge in winter and a barge in summer to cross the Liard River. Upon reaching the Liard Highway, concentrates will be trucked to the railhead at Fort Nelson and transported by rail to the port of Vancouver for shipment to smelters overseas. A staging area will be established at the junction of the mine access road and the Liard Highway. A loading area will be constructed at the railhead in Fort Nelson. Inbound freight will be trucked as backhaul over the same route.

Construction of site infrastructure will be initially serviced via a winter road. During operations concentrates will be trucked out and supplies delivered over the all season road.

Capital Cost Estimates

The general breakdown of the Pre-Production Capital Cost estimate for the Prairie Creek Project is indicated in the following table:

Capital Cost Estimate – Prairie Creek Mine

	Project Year
Description (Costs in $M)	1	2	3	Total Cost
Mine development	2.6	13.6	21.5	37.7
Site preparation	4.3	12.5	2.6	19.4
Mill process plant	9.0	18.9	3.2	31.1
Paste tailings plant and process	2.9	16.6	3.4	22.9
Indirects including EPCM	10.9	7.8	5.1	23.8
Other site infrastructure	6.7	7.7	1.5	15.9
All season road	13.0	41.6	13.9	68.5
Owner’s costs	6.8	15.3	11.5	33.6
Total (excluding contingency)	56.2	134.0	62.7	252.9
Contingency	5.5	12.3	8.2	26.0
Total Pre-Production Capital	61.7	146.3	70.9	278.9

10

Pre-Production Capital Cost refers to capital costs incurred until the first processing of mined ore, and has been estimated at a total of $252.9 million, excluding contingency, and $278.9 million including a contingency of $26.0 million.

Based on the proposals received, several capital items will be supplied on a lease-to-purchase basis, including the accommodation camp, paste plant, flotation cells and thickeners. The lease costs of such items incurred during the pre-production period are included in Pre-production Capital costs, and lease costs incurred after production start-up are included in Sustaining Capital costs.

Contingency for the process plant and site infrastructure portion was estimated using a Monte Carlo simulation model with an overall contingency of 13.2% based on 80% confidence level. Mine development costs are largely based on contractor quotes for the detailed scope of work, but with an overall 13.0% contingency allowance. The all season road estimation used an overall contingency of 8.0% and owner’s costs were assigned a contingency factor of 10.0%. The overall project contingency is 10.3%.

Sustaining capital over the life of the mine has been estimated at $117 million and relates largely to ongoing mine development as the mine is expanded to deeper levels, ongoing maintenance of the all season road and includes leasing costs of capital items in the amount of $11 million. Working capital required to fund the first six months of mill production has been estimated at $36 million and includes the full operating cost of mining and processing operations.

Operating Cost Estimates

The breakdown of the Operating Cost Estimate for the Prairie Creek Mine, on a Canadian dollar per tonne mined basis, is shown in the following table.

Operating Cost Estimate – Prairie Creek Mine

Total Operating Cost	($/t mined)
Mining	58.23
Milling/Processing	46.76
General and Administrative	30.32
Site Services	18.55
Sub-total	153.86
Transportation[1]	68.73
Total	222.59

1. Includes truck/rail/handling/shipping

Mining operating costs for the first two years of operation are largely based on contractor quotes. Operating cost estimates for mining beyond the contractor period have been developed from first principles and using direct supplier quotes.

The mining contractor quotes for the first two years of operation, based on a detailed scope of work and schedule, provide a high level of confidence in the estimated mining costs. The indicative proposal from the Northwest Territories Power Corporation to supply turnkey type power generation provides further support in the key area of power costs.

Project Execution

The mine start-up schedule is significantly influenced by the seasonal weather conditions in the Northwest Territories. Target start-up for commencement of commercial production/milling operations at Prairie Creek mine is scheduled for August 1, 2020 with commissioning of the mill taking place over three months prior to this date.

The 2017 FS contemplates the first year of the project schedule comprising detailed engineering and initial site/portal preparation, including the completion of permitting and design of the all season road with the second year including procurement of long-lead-time items and further preparation of the site, followed by continuous site construction and mine development to production. Mobilization will initially be by winter road or airlift, concurrent with construction of the all season road.

11

Recommendations

The principal recommendations in the 2017 Feasibility Study relate to further detailed studies and engineering associated with the design and operation of the future mine and, at the same time, initiating a path to production of mine construction that will lead to achieving a target mill production startup of August 2020.

Ausenco recommendations to be completed during the execution phase of the project that could improve the project economics; include:

•	Detailed engineering and issue for construction drawings to support the procurement and construction of the process plant and site infrastructure.
•	Early works site activities including removal of existing generators from the power house, repair of the mill roof, initial work on the Water Storage Pond and Waste Rock Pile, site clearance of derelict buildings, equipment and scrap material.
•	Further investigation of the utilization of LNG (liquefied natural gas) and excess heat from generators for heating of buildings and underground mine.
•	Investigate the utilization of second hand construction equipment and mobile equipment for operations.

The development of the Prairie Creek Mine will offer significant economic advantages on a wider scale. There is broad support among Aboriginal organizations and communities in the Dehcho region for the direct benefit and economic stimulus that the mine would bring to this region of the Northwest Territories. The envisaged operation of the Prairie Creek Mine presents a significant opportunity for potential enhancement of the social and economic well-being of the surrounding communities.

The 2017 Feasibility Study estimates that during construction there will be approximately 211 jobs, and during operations approximately 330 direct full-time jobs over the life of the mine. In addition, the Prairie Creek project offers other potential indirect business and employment opportunities, related to transport, supply of the mine site and environmental management and monitoring.

All Season Road Approved by Mackenzie Valley Review Board

On September 12, 2017, the Mackenzie Valley Environmental Impact Review Board (“MVRB” or the “Review Board”) recommended approval of the proposed all season road for the Prairie Creek Mine. The Review Board issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s Prairie Creek all season road project for the Prairie Creek Mine (the “EA Report”) and submitted the Report to the Federal Minister of Crown-Indigenous Relations and Northern Affairs.

The Review Board recommends the approval of the Prairie Creek all season road be made subject to implementation of the measures described in the Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people.

The full text of the Report of Environmental Assessment and Reasons for Decision (331 pages plus appendices), together with all proceedings, transcripts, technical reports and detailed information on the environmental assessment of the Prairie Creek Mine All Season Road EA1415- 01[2014] are available on the website registry of the Review Board at http://reviewboard.ca/registry/project.php?project_id=680, under the file of Canadian Zinc Corporation.

In its Report, the Review Board has prescribed measures, many of which build on Canadian Zinc’s commitments made during the EA, intended to mitigate the significant adverse impacts on the environment, improve monitoring and managing the potential impacts and which will also address any public concern related to these impacts.

The Review Board has recommended the creation of an Independent Technical Review Panel, to ensure that the road is designed to a standard that is highly protective of people and the environment. Some of the Review Board measures also include requirements that Canadian Zinc negotiate with traditional knowledge holders from Nahanni Butte Dene Band and other First Nations about ways to avoid impacts on heritage resources and to conduct systematic wildlife monitoring and adaptive management using traditional knowledge.

With these and other measures to reduce or avoid identified impacts, the Review Board concluded that the Project will be improved, and meaningful actions will mitigate the significant impacts that would otherwise occur.

12

Permitting Process Going Forward

The EA Report was forwarded to the Federal Minister of Crown-Indigenous Relations and Northern Affairs, on September 12, 2017 with a recommendation that the development be approved, subject to the measures described in the Report.

The Mackenzie Valley Resource Management Act provides that after considering the report of an environmental assessment, the federal Minister and the responsible ministers to whom the report was distributed may agree to adopt the recommendation or refer it back to the Review Board for further consideration or, after consulting the Review Board, adopt the recommendation with modifications, or reject it and order an environmental impact review of the proposal. Under the Act, the Minister is required to distribute a decision within five months of receipt of the report.

The regulatory phase, conducted by the Mackenzie Valley Land and Water Board with input from territorial and federal agencies, is the next permitting stage in which road permits are issued by the Water Board and by Parks Canada. This permit is expected to incorporate the recommended measures included in the EA Report.

Development of the all season road will enable the transportation of concentrates, outbound, and supplies, inbound, spread throughout the year. The road will also have the potential to reduce energy costs and enable the use of more environmentally friendly alternative energy sources, as local gas fields in the Northwest Territories would be a source of LNG which has the potential to reduce reliance on diesel fuel, and thereby further reduce environmental impacts.

The all season road will also have environmental and safety benefits as with the trucking spread out over the year, there would be less traffic volume and avoiding possible congestion in winter, which will lower the risk of accidents or spills. The road could also provide the opportunity to promote tourism in the area and thus create additional, long-term economic benefits for the region.

During the summer of 2017, three separate programs relating to the all season road were completed. The programs were part of the Company’s further commitments to the route assessment made during the EA process and included centre-line survey location for the road route and additional baseline environmental studies including, bird, wildlife and vegetation studies. The helicopter supported programs were carried out from bases at both the mine site and at the community of Nahanni Butte.

Newfoundland Properties

Canadian Zinc owns an extensive mineral land package in central Newfoundland that includes three large VMS projects, each with defined mineral deposits, which are being explored by Canadian Zinc.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

In 2015, the Company entered into a collaboration agreement with Buchans Minerals Corporation (“Buchans Minerals”), whereby the two Companies agreed to share research data on their respective central Newfoundland Zn-Pb-Cu-Ag-Au deposits and to undertake a research program to determine the technical and economic viability of developing the companies' deposits into producing operations by utilizing a central milling facility.

The metallurgical research study was successfully completed during 2016 and demonstrated that the ore from the Company’s Lemarchant and Boomerang-Domino deposits can be successfully processed in a central mill using a sequential flotation flowsheet, and that selective zinc, lead and copper concentrates at marketable grades can be produced from these deposits.

13

Central Newfoundland Exploration Work

In June 2017, the Company resumed its diamond drilling exploration program at the South Tally Pond project which was designed to continue to test for up-dip mineralization discovered during the 2017 winter drill program at the Lemarchant Main Zone.

During the summer program, the Company completed 9,082 metres of diamond drilling in 38 drillholes. A total of 12,152 metres of drilling in 48 drillholes and 3 drillhole extensions has now been completed in 2017.

The 2017 drill programs at Lemarchant intersected significant extensions of base metal massive sulphide mineralization, both up-dip and to the immediate south of the currently defined Lemarchant deposit.

The Lemarchant Main Zone massive sulphide mineralization now extends an additional 80 metres up-dip and over a 200-metre strike length (from sections 100+75N to 103+25N). The vertical depths of the mineralized drill intercepts range from 120 to 170 metres.

	2017 Winter Program		2017 Summer Program
	Drillholes	Metres	Drillholes	Metres
Lemarchant Main Zone	9 + 3 Ext.	2,683	23	4,780
Lemarchant NW Zone	1	377	4	1,460
South Target			6	1,479
North Target			5	1,363
TOTAL DRILLING	10 + 3 Ext.	3,070	38	9,082

The summer drill program also included further testing of the Lemarchant Northwest Zone and initial drill testing of previously defined electromagnetic (“EM”) geophysical anomalies at the North and South Lemarchant target areas, located approximately 500 metres along strike of the Lemarchant deposit. The drill program was expanded by 4,500 metres in August 2017.

For full results refer to Canadian Zinc News Release April 18, 2017, August 14, 2017, September 25, 2017 and November 10, 2017, with drill hole location maps and key sections provided on the Canadian Zinc website (www.canadianzinc.com).

Mercator Geological Services Limited, of Dartmouth, Nova Scotia, has been engaged to complete a geological structural study of the Lemarchant deposit. The structural study will examine specific drill core and bedrock features that will be applied to the geological model with the objective of identifying potential offset areas of known mineralization and potential new adjacent areas of mineralization. The structural model will also assist in the preparation of an updated NI 43-101 Geological Resource Estimate of the Lemarchant deposit that will be completed after the end of this drilling program.

A ground EM geophysical program was completed at the end of June at the South Tally Pond project with the aim of defining new drill targets. The geophysical program was focused on three priority target areas located immediately south and east of the Lemarchant deposit. Each area is associated with airborne EM conductors that remained untested by drilling. A total of 16.5 line-kilometres of time domain electromagnetic was completed on 21 grid lines in the 3 areas.

Three high priority base metal prospects located in the Lemarchant area, including Lost Pond, Spencers Pond and Lake Ambrose West are scheduled for drill testing.

Drilling at the Boomerang-Domino massive sulphide deposit on the Tulks South property was initiated in early October. Up to 5,000 metres of drilling is being planned for the area, specifically targeting the Zinc Zone located immediately along strike of the Boomerang Deposit; drilling an untested area up-dip of the Boomerang deposit; and further testing of the high-grade Hurricane prospect.

Metal Prices

The broad trend of improving commodity prices is prevailing and so far in 2017 base metals and precious metals are continuing to demonstrate positive indications with most forecasters and analysts expecting 2018 to be similar. During the quarter both zinc and lead reached new highs of US$1.52 and US$1.17, respectively. This compares with long term price assumptions used in the 2017 FS of US$1.10 and US$1.00, respectively.

14

Zinc

The rally in base metals, which began in 2016 is continuing as 3-month London Metal Exchange (“LME”) zinc price surpassed a significant milestone hitting a new 10-year high of US$1.52 per pound in late September. Since the beginning of 2017, the zinc price is up almost 30% and the year-over-year increase is approximately 40%.

LME zinc prices averaged US$1.40 per pound in the third quarter of 2017, up 19% from the previous quarter and up 37% from the third quarter a year ago. Declining mine supply, decreasing warehouse inventories and steady growth in demand have most forecasters predicting strong zinc prices fundamentals continuing for the balance of the year and into 2019. Downside concerns are primarily related to changes in supply and demand fundamentals in China and the timing of re-introducing production cuts put in place by Glencore in 2016.

Global mined production increased 3.9% over the first eight months of 2017 compared to the previous year; however, a marginal drop in global refined zinc metal production and increased metal usage have led to a reduction in the amount of inventoried zinc metal. According to the International Lead and Zinc Study Group (“ILZSG”), the global market for refined zinc metal was in deficit by 287,000 tonnes over the first 8 months of 2017 as total reported inventories fell by 274,000 tonnes. The shortage of mined concentrate continues and it is expected that refined zinc production will again be limited by lack of concentrates.

Zinc concentrate annual benchmark treatment charges for 2017 were agreed at US$172 per tonne without any price participation, a substantial reduction from treatment charges agreed for 2016, with spot treatment charges reported much lowering the US$45 to US$55 range. Concentrate spot treatment charges have increased marginally since the second quarter as environmental inspection of smelters in China led to weaker month-on-month Chinese refined output.

Total reported exchange stocks of zinc metal continued to fall during the third quarter dropping almost 40,000 tonnes to 314,435 tonnes in August. Total exchange stocks are down almost 300,000 tonnes over the same period last year and remain at levels below 10 days of global consumption, down from the 25-year average of over 23 days.

Wood Mackenzie is forecasting an increase in global refined zinc demand and suggests that global zinc demand will require an additional 2.1 million tonnes of mine capability by 2022 to fill the gap. Wood Mackenzie acknowledges that there are projects around the globe that could supply this capacity these projects have suffered from a lack of capital investment and will not be developed in sufficient time to prevent a significant run-up in zinc prices. Wood Mackenzie expects these conditions to lead to a number of years of substantial annual zinc deficits, with higher prices anticipated before the market returns to near balance with longer term prices higher than the current levels. Wood Mackenzie is forecasting a zinc price US$1.70 per pound in 2018 and $1.63 in 2019.

Lead

The price of lead has surged with the 3-month LME lead price hitting a 6-year high of $1.17 per pound in September. The lead price has increased by over 20% since the beginning of 2017 as LME warehouse stocks decreased from 195,000 tons to approximately 50,000 tons.

The primary application for refined lead is in lead-acid batteries and China continues to be the leading producer and consumer of lead, accounting for 50% of the world’s mine production, and 42% of the refined lead production and usage in 2016.

For the first 8 months of 2017, global demand for lead was up 6.4% and was influenced by a rise in Chinese apparent demand of 12.4%, along with increased usage in Europe (3.5%) and the United States (3.1%). Global lead mine production was up 6.8% due to increases in China and India. Increased mine production followed through to global refined lead production, which was up 4.1%.

The ILZSG has indicated that world refined lead metal demand exceeded supply by 119,000 tonnes during the first eight months of 2017 and that reported stock levels were lowered by 28,000 tonnes.

15

Silver

Uncertainty about the globally economy, investor anxiety and a decline in global silver mining production continue to support gold and silver. After falling during the second quarter to a low of US$14.95, the price of silver rebounded and peaked at $18.12 per ounce before settling back to the US$17.00 per ounce price level.

Silver is viewed as underpriced in relation to gold as the price ratio between gold and silver is currently above 1:75, much higher than the long-term average of approximately 1:60.

It was reported that global silver mining production experienced a decline in 2016 for the first time since 2002. The last four years have seen the demand for silver outstrip the supply by an average of 116 million ounces per year.

According to a report by the Silver Institute, silver continues to benefit greatly from industrial applications primarily in photovoltaic and automotive applications. Most forecasters are predicting silver prices to strengthen moderately over the balance of 2017.

Outlook

Canadian Zinc’s focus for the remainder of 2017 and into 2018 is to procure the financing required to begin initial development of the Prairie Creek Project and advance the Mine towards production.

It is anticipated that a decision by the Minister on the environmental assessment of the all season road should be issued in February 2018, following which the proposal should be referred to the Water Board for the issue of the Land Use Permit. The 2017 FS contemplates that initial development of the mine and construction of site infrastructure over the two-year project schedule will be serviced by a winter road with the all season road utilized for the outbound transportation of concentrates in late 2020.

The current prices of both zinc and lead are strong and substantially higher that the prices used in the 2017 FS. The Prairie Creek Project is particularly sensitive to zinc, lead and silver prices and to the Canadian/US dollar exchange rate. For example, using a zinc price of US$1.20 per lb. instead of the price of US$1.10 per lb. used in the 2017 FS, with all other base case inputs unchanged would increase the pre-tax NPV 8% to $410 million and the IRR to 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 would increase the pre-tax NPV 8% to $574 million and the IRR to 31.9%.

The long-term price outlook for lead and zinc remains very positive. Supported by the robust economics indicated by the 2017 FS, Canadian Zinc will continue to evaluate all alternatives for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production.

Summary of Quarterly Results

(Unaudited)			Net Loss per Common
Quarter ended	Investment Income	Net Loss	Share – basic and diluted
September 30, 2017	$16	$(2,456)	$(0.01)
June 30, 2017	19	(3,238)	(0.01)
March 31, 2017	23	(2,562)	(0.01)
December 31, 2016	36	(1,726)	(0.01)
September 30, 2016	10	(1,708)	(0.01)
June 30, 2016	7	(866)	-
March 31, 2016	7	(777)	-
December 31, 2015	7	(49)	-

(prepared in accordance with IFRS; thousands of Canadian dollars except per share amounts)

The Company completed equity financings in the third and fourth quarters of 2016 which increased cash, cash equivalents and short-term investments and provided the Company with increased investment income. Investment income decreased in all other periods as the Company funded its operating activities. In addition, the rate of return for such investments has remained low for all eight quarters.

16

The net losses reported in all quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred. The first two quarters of 2017 and the last two quarters of 2016 were affected by an increase to share-based compensation. The fourth quarter of 2015 was impacted by a gain on marketable securities and a gain on changes in the decommissioning provision.

Review of Financial Results

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine month periods ended September 30, 2017 and other public disclosure documents of the Company.

For the three and nine month periods ended September 30, 2017, the Company reported a net loss and comprehensive loss of $2,456,000 and $8,256,000 respectively compared to a net loss and comprehensive loss of $1,708,000 and $3,351,000 for the same periods ended September 30, 2016.

Included in the loss for the three and nine month periods ended September 30, 2017, were exploration and evaluation expenditures of $2,023,000 and $6,229,000 respectively compared to $838,000 and $1,642,000 respectively for the comparable periods and share-based compensation charges of $104,000 and $761,000 respectively versus $488,000 and $646,000 respectively in the comparable periods.

Exploration and Evaluation Costs

For the three and nine month periods ended September 30, 2017, the Company expensed $1,156,000 and $4,960,000 respectively on its exploration and evaluation programs at Prairie Creek compared to $758,000 and $1,451,000 for the three and nine month periods ended September 30, 2016. The Company was involved in the environmental assessment of permits for the all season road in all periods and was engaged in mine planning and feasibility studies in the current periods but not the comparable periods.

For the three and nine month periods ended September 30, 2017, the Company also expensed $867,000 and $1,269,000 respectively on its exploration and evaluation properties in central Newfoundland compared to $80,000 and $191,000 for the comparative periods. The Company began an exploration program in the last quarter of 2016 which is continuing throughout 2017.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the three and nine month periods ended September 30, 2017 was $16,000 and $58,000 respectively versus $10,000 and $24,000 for the comparative periods. The increase is attributable to the overall increase in amounts available for investment during the current periods versus the comparative periods.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $397,000 and $1,347,000 respectively for the three and nine month periods ended September 30, 2017 compared to $381,000 and $1,053,000 for the comparative periods.

Share-Based Compensation

Share-based compensation was $104,000 and $761,000 respectively for the three and nine periods ended September 30, 2017 versus $488,000 and $646,000 for the comparative periods. The difference in the most recent quarter is due to the issuance of RSUs (in the amount of 1,900,000 in 2016) to senior officers; the issuance of DSUs (in the amount of 473,050 in 2017 and 376,034 in 2016) to independent directors; and the issuance of stock options (in the amount of 5,200,000 in 2016) to directors, officers and employees. The RSUs granted are subject to a ten month vesting period and were assigned a fair value based on the share price at time of issuance with the fair value amortized over the vesting period. The DSUs, which are issued quarterly, are fully vested upon issuance and were assigned a fair value based on the share price at time of issuance. The options granted in 2016 vest over two years and are assigned a fair value determined using the Black-Scholes option pricing model with assumptions specified in Note 11 of the Company’s financial statements.

17

Liquidity, Financial Condition and Capital Resources

At September 30, 2017, the Company had a positive working capital balance of $2,028,000 including cash and cash equivalents of $2,697,000 and short term investments of $25,000.

At December 31, 2016, the Company had cash and cash equivalents of $9,817,000, short term investments of $28,000 and a positive working capital balance of $9,513,000.

During the nine month period ended September 30, 2016, the Company’s marketable securities were liquidated for cash of $936,000 with no purchase or sale occurring in subsequent periods.

Accounts payable and accrued and other liabilities at September 30, 2017 were $990,000 compared to $801,000 as at December 31, 2016. The Company has no long term debt.

The Company has no operating revenue other than interest income, with a history of reported losses, largely attributable to exploration and development expenses, and has working capital of $2,028,000 as at September 30, 2017. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. This is discussed in more detail in the “Risk Factors” section in this MD&A.

The following table reflects the Company’s aggregate contractual commitments as of September 30, 2017:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation (1)	$645	$38	$458	$149	$-
Decommissioning provision (2)	2,728	-	-	-	2,728
Annual fees and taxes (3)	750	75	150	225	300
Total Contractual Obligations	$4,123	$113	$608	$374	$3,028

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine. The liability is supported by a letter of credit deposited with the GNWT secured by a pledge of restricted cash.
(3)	Includes the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

18

Financing - Use of Proceeds

During 2016, the Company completed an equity financing, which closed July 7, 2016, by way of a short form Prospectus for an underwritten public offering, raising gross proceeds of $10.2 million. The following table details how the net proceeds of the financing have been used up to September 30, 2017 compared to the anticipated use of the net proceeds set out in the Prospectus, including additional net proceeds derived from the sale of additional flow-through shares upon the exercise, in part, by the Underwriters of their over-allotment option.

	(Unaudited, thousands of Canadian dollars)
Net Use of Proceeds	Prospectus	Actual
Prairie Creek Mine Feasibility and Development Programs	$5,000	$3,947
Definitive Feasibility Study Report	1,000	1,000
Exploration Programs (1)	1,666	1,666
General and Administrative	1,583	1,583
Total	$9,249	$8,196

(1)	The Company also completed a non-brokered private placement of flow-through shares in December 2016 for gross proceeds of $2 million.

Outstanding Share Data

As at the date of this MD&A, the Company has 266,111,543 common shares issued and outstanding. In addition, there are outstanding stock options, share units and warrants that upon exercise would cause the issuance of a further 5,200,000, 6,484,454 and 2,448,000 common shares respectively.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as at the date of this MD&A.

Transactions Between Related Parties

During the three and nine month periods ended September 30, 2017, the Company incurred rent expense in the amount of $6,000 and $18,000 respectively versus $6,000 and $18,000 respectively for the comparable periods with Buchans Minerals Corporation a corporation in which the Chairman of the Company, John F. Kearney, serves as a director and chairman and with which the Company has an office sharing arrangement. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. There was no amount owing to related parties and included in accounts payable and accrued and other liabilities at September 30, 2017 or December 31, 2016.

The Company has recorded, in other receivables and prepaid expenses, a net receivable of $13,000 at September 30, 2017 (December 31, 2016 - $10,000) due from Buchans representing payments made on behalf of Buchans for work undertaken associated with a grant receivable from the Research and Development Corporation of Newfoundland and Labrador.

During the three and nine month periods ended September 30, 2017, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $213,000 and $652,000 respectively versus $181,000 and $434,000 respectively for the comparative periods and recognized share-based compensation with officers and directors in the amount of $91,000 and $704,000 respectively versus $426,000 and $569,000 respectively for the comparative periods.

Critical Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from these estimates. The critical accounting estimates used in determining the Company’s financial results and position are listed below.

19

Decommissioning provision (environmental estimates)

The Company recognizes provisions for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a decommissioning provision is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the provision, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit-of-production method. Subsequent to initial recognition the carrying value of the provision is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. This accretion expense is recognized in profit or loss as finance costs. Changes to estimated future decommissioning costs are recognized in the consolidated statement of financial position by either increasing or decreasing the decommissioning provision and the related asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning provision estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

The Company’s undiscounted decommissioning provision for the Prairie Creek site, as it currently exists, is $2,728,000 (December 31, 2016 - $2,728,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2036. The discounted decommissioning provision is discounted using a risk free rate of 2.40% (December 31, 2016 – 2.21%).

Reclamation and closure costs for the Prairie Creek Property have been estimated based on an Abandonment and Restoration Plan agreed to by the Mackenzie Valley Land and Water Board and the Company based upon current obligations under existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 15 years. The Company will recognize an increased decommissioning liability for additional reclamation and closure costs upon undertaking future development, construction and mining activities. The water licences and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million in respect of security deposits or financial assurance required to secure expected decommissioning liabilities.

Exploration and evaluation asset policy

Significant judgement must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all indications leading to the Company’s project moving to the development phase. Exploration and evaluation costs are capitalized as deferred development expenditures and included within exploration and evaluation assets upon a project moving to the development phase. There are currently no projects that have moved to the development phase. The Company evaluates the status of each project at the end of each reporting period to determine the current phase of each project and whether to subsequently capitalize applicable costs.

Impairment of long-lived assets

The carrying value of property, plant and equipment at September 30, 2017 was $666,000 (December 31, 2016 - $710,000) and for exploration and evaluation assets was $5,398,000 (December 31, 2016 - $5,398,000).

The Company assesses at each date of the consolidated statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

20

Recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

As at September 30, 2017, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, including considering the results of the 2017 Feasibility Study, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of a mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, a mine.

Financial Instruments

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and restricted cash as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

21

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

The following table reflects the Company’s categories of financial instruments, all classified under fair value hierarchy Level 1, as at the specified date:

		(Unaudited, thousands of Canadian dollars)
		September 30, 2017	December 31, 2016
Cash and cash equivalents	FVTPL	$2,697	$9,817
Short-term investments	FVTPL	25	28
Other receivables	Loans and receivables	227	199
Restricted cash	FVTPL	2,075	2,075
Accounts payable	Other financial liabilities	(556)	(328)
Accrued and other liabilities	Other financial liabilities	(434)	(473)

In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. Included in the net loss for the three and nine month periods ended September 30, 2017, is investment income on the Company’s cash and cash equivalents and short-term investments. As at September 30, 2017, with other variables unchanged, a 1% increase or decrease in the Prime rate would have resulted in a decrease or increase, respectively, to net loss of approximately $75,000. The Company does not have any debt obligations which expose it to interest rate risk.

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation resulting in a credit risk. The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions.

The Company considers the following financial assets to be exposed to credit risk: cash and cash equivalents, short-term investments and restricted cash. The carrying value of these financial assets at September 30, 2017 is $4,797,000 (December 31, 2016 - $11,920,000). At September 30, 2017, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, and receivables. As at September 30, 2017, the Company had positive working capital of $2,028,000 (December 31, 2016 - $9,513,000).

The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. The Company is currently evaluating various opportunities and seeking additional sources of financing. This is discussed in more detail in the “Risk Factors” section in this MD&A.

22

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislations is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filing, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

As required under National Instrument 52-109, management advises that there have been no changes in the Company’s disclosure controls and procedures that occurred during the most recent interim period, being the three months ended September 30, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Risk Factors

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s most recent Annual Information Form (on Form 20-F) as well as in the Company’s audited consolidated financial statements (under the headings “Nature of Operations and Going Concern” and “Significant Accounting Policies” and elsewhere within that document) for its most recently completed financial year, being the year ended December 31, 2016, and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company, and the Company's failure to successfully address any such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. The risk factors outlined in this section and elsewhere in this MD&A should be carefully considered by investors when evaluating an investment in the Company.

The management of Canadian Zinc has sought to manage risks within its control using several key components:

Corporate Values: Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code. A copy of the Code is available on the Company’s website and is also available at no charge upon written request.

Policies: Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting: Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors. The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

23

Whistleblower System: Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns. The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee. Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel. All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business, financial condition and/or operating results.

Financing and Going Concern

The successful development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. Additional financing will be required in the short term to fund its corporate administration costs and working capital and to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Canadian Zinc does not currently generate any cash flow from its operations and will need to generate additional financial resources in the short term to fund its corporate administration costs and working capital and to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. There is a risk that additional financing will not be available to the Company on a timely basis or on acceptable terms. The Company is currently evaluating various opportunities and seeking additional sources of financing. There is no assurance that such financing will be available on a timely basis or on acceptable terms.

There are no assurances that the Company will continue to be able to obtain additional financial resources and/or achieve positive cash flows or profitability. Canadian Zinc has a history of losses with no operating revenue other than minor interest income. The Company has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business.

The development of the Prairie Creek Mine will require substantial additional financing. The 2017 Feasibility Study estimated that the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $253 million, plus a contingency of $26 million for a total of $279 million. Working capital required upon commencement of production is estimated to be $36 million.

24

Supported by the results of the 2017 Feasibility Study, Canadian Zinc will continue to evaluate all alternatives and possibilities for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production. However, the ability to raise financing is impacted by conditions beyond the control of the Company, including future projections of commodity prices, continued uncertainty in the capital markets and the current lack of investor interest in the resource sector. There are no assurances that the Company will continue to be able to obtain such financing on a timely basis or on acceptable terms.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc holds all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee Canadian Zinc will be able to maintain all necessary licences and permits as are required to explore and develop its properties, including the Prairie Creek Property, commence construction or operation of mining facilities or properties under exploration or development.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek Property is encircled by the Nahanni National Park Reserve; however, an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine area, including the sites of storage and other facilities connected with that road. The Company has obtained permits from the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine area. There can be no guarantee Canadian Zinc will be able to maintain all necessary permits on acceptable terms.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury. There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at the Prairie Creek Property, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Property are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates”.

25

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company must obtain various regulatory approvals, permits and licences relating to the Prairie Creek Property and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties, including the Prairie Creek Property, on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. The environmental assessment of the Company’s application for a permit for an all-season road which was ongoing for almost four years was completed in September 2017. The Review Board concluded that an environmental impact review of this proposed development is not necessary and that the proposed All Season Road project should proceed to the regulatory phase. The EA Report has been forwarded to the Federal Minister of Crown-Indigenous Relations and Northern Affairs, with a recommendation that the development be approved, subject to the measures described in the Report. The proposed development has not yet been approved by the Minister.

Following approval by the Minister, the regulatory phase, conducted by the Mackenzie Valley Land and Water Board with input from territorial and federal agencies, is the next permitting stage in which the road permit is issued by the Water Board. If at any time permits essential to operations are not obtained, or not obtained in a timely manner, or are cancelled or revoked, there is a risk that the Company may not be able to operate a mine at the Prairie Creek Property.

Political and Legislative

Canadian Zinc conducts its operations in Canada and specifically in the Northwest Territories and the province of Newfoundland and Labrador. The Mackenzie Valley in the Northwest Territories of Canada is in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

26

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of Canadian Zinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

There was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley between 1998 and 2000 with the enactment of the Mackenzie Valley Resource Management Act (“MVRMA”). In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and formally embarked on a review of environmental regulatory systems throughout the North.

In May 2010, the Federal Government announced an Action Plan to improve northern regulatory regimes, which anticipated changes to the current legislative framework and regulatory processes. This process, which included negotiations with the Government of the Northwest Territories and various Aboriginal Governments in the context of NWT devolution, led to several changes to the MVRMA, including creation of the Superboard, the effect of which would be to collapse the functions of the Wek’eezhii Land and Water Board (WLWB), the Sahtu Land and Water Board, and the Gwich’in Land and Water Board into one single land and water board, or “Superboard” - the Mackenzie Valley Land and Water Board.

Creation of the Mackenzie Valley “Superboard” was contemplated in the amendments to the MVRMA contained in the Northwest Territories Devolution Act 2014. The Superboard legislation was to take effect on April 1, 2015. The Tlicho Government objected on the grounds that the Tlicho Agreement expressly requires the establishment of the WLWB. The Tlicho further said that they were not consulted on the amendments. Canada maintained that the legislation is necessary to increase efficiency in the regulatory process. As a result of this disagreement, the Tlicho Government commenced an action against the Federal Government in May 2014, seeking among other things a declaration that Superboard legislation is unconstitutional, as well as an injunction preventing the Superboard legislation from taking effect until the constitutionality of the Superboard can be determined. The Supreme Court of the Northwest Territories granted an injunction to the Tlicho Government suspending the implementation of the “Superboard” legislation and the Federal Government appealed the decision. In December 2015, the new Liberal Government announced the suspension of the appeal. It is expected that the new Liberal Government will introduce legislation further amending the MVRMA to remove the “Superboard” and re-establish the original regional water boards.

On April 1, 2014, The Northwest Territories Devolution Act which provides for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories (GNWT) came into force. Devolution in the Northwest Territories means the transfer of decision-making and administration for land and resource management in the NWT from the Government of Canada to the Government of the Northwest Territories. The Territorial government is now responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. The GNWT now has the power to collect and share in resource revenues generated in the territory. The Northwest Territories Devolution Act includes certain amendments to the Mackenzie Valley Resource Management Act, which impose additional regulations and obligations on mining operations in the Mackenzie Valley.

27

There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada and Government of the Northwest Territories are facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

In 2016, the Government of Canada announced the introduction of a national pan-Canadian framework that includes a national floor price on carbon which, if implemented, will increase the cost of power supply to the Company’s projects. Canadian provinces and territories will be given until 2018 to implement a carbon pricing policy, starting with a minimum price of $10 per tonne in 2018, increasing $10 per year to $50 per tonne by 2022.

In 2012 Environment Canada initiated a 10 Year Review process of the Metal Mining Effluent Regulations. Environment Canada proposes to establish BATEA based (best available technology economically achievable) effluent limits as a means to promote continuous improvement in the sector. On May 13, 2017, the proposed Regulations Amending the Metal Mining Effluent Regulations, were published in Canada Gazette Part 1. The proposed Amendments would impose more stringent limits for arsenic, copper, cyanide, lead, nickel, and zinc, as well as introduce limits for un-ionized ammonia. Several amendments are proposed to improve the efficiency of the environmental effects monitoring performance measurement and evaluation requirements. The proposed Amendments would require that mine effluent not be acutely lethal to Daphnia magna whereby a first acute lethality failure for Daphnia magna would not result in a loss of the authority to deposit, while subsequent failures would. The proposed Amendments would come into force on the day on which they are registered, which is expected to take place in 2018.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Metal Prices and Marketability of Minerals

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, a profitable market may exist for the sale of products, including concentrates from the Prairie Creek Project. Factors beyond the control of the Company may affect the marketability of minerals or concentrates produced. It is expected that the zinc concentrates to be produced from the Prairie Creek Mine will contain relatively high levels of mercury. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury.

The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, deleterious elements, government regulations, royalties, allowable production and regulations regarding the importing and exporting of minerals, the effect of which cannot be accurately predicted.

Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;

28

•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new and existing projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.

Future production, if any, from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc may never commence commercial production and may lose its interest in, or may be forced to sell, its properties.

The zinc concentrates to be produced from the Prairie Creek Mine will contain, to varying degrees, relatively high levels of mercury. Canadian Zinc has signed MOUs with Korea Zinc and Boliden for the sale of zinc concentrates. The MOUs set out the intentions of Canadian Zinc and each of Korea Zinc and Boliden to enter into concentrate sales agreements for the concentrates to be produced from the Prairie Creek Mine on the general terms set out in the MOUs, including commercial terms which are to be kept confidential. The sales agreements will provide that treatment charges will be set annually at the annual benchmark treatment charges and scales, as agreed between major smelters and major miners. Payables and penalties will be negotiated in good faith annually during the fourth quarter of the preceding year, including industry standard penalties based on indicative terms and agreed limits specified in each MOU.

Treatment and refining charges, including deductibles and penalties, vary with smelter location, and individual smelter terms and conditions. The economic model used in the 2017 Feasibility Study has been prepared assuming average blended indicative treatment charges and penalties, however, no smelter or concentrate buyer has contractually committed to the assumed treatment charges or penalties. There can be no assurance that the assumed terms will be available to the Company.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

29

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty, which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

30

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s Mineral Reserves or Mineral Resources uneconomic;
•	Increases in operating mining costs and processing costs could adversely affect reserves or resources; and
•	The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

Any of these factors may require Canadian Zinc to reduce its Mineral Reserve or Mineral Resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Title Matters

Mining leases and surface leases issued to the Company by the Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including its President and Chief Executive Officer, its Vice President of Exploration and Chief Operating Officer and its Chief Financial Officer. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

31

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition, Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc. As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

32

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

Information Technology Systems Disruption

The Company relies on information technology systems and networks in the operation of its business. The Company could be materially and adversely affected in the event that its information technology systems or networks are compromised. This information technology infrastructure may be subject to security breaches or other cybersecurity incidents, or may be compromised by natural disasters or defects in software or hardware systems. The consequences of the Company’s information technology systems being compromised include material and adverse impacts on the Company’s financial condition, operations, production, and reputation.

Global Climate Change

Extreme weather events (such as increased frequency or intensity of storms, increased snow pack, or unusually warm or shorter winter seasons) have the potential to disrupt operations at the Company’s projects. Extended disruption to road access due to extreme weather could delay or increase the cost of construction of the Company’s projects, or otherwise adversely affect the Company’s business.

History of Losses and No Assurance of Profitable Operations

The Company has incurred cumulative losses since inception of $122,848,000 through September 30, 2017, which includes $83,648,000 of exploration and development expenditures on the Prairie Creek Property and $5,436,000 on the central Newfoundland properties all of which has been expensed in accordance with the Company’s accounting policies. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

33

Shareholder Dilution

As of September 30, 2017, there were 266,111,543 common shares outstanding. The Company also had 5,850,000 share purchase options and 2,448,000 warrants outstanding allowing the holders to purchase 8,298,000 common shares. Directors and officers of the Company hold 3,850,000 of these share purchase options; contractors and employees of the Company hold 2,000,000 share purchase options; and third-party entities hold 2,448,000 share purchase warrants. In addition, 6,484,454 share units are outstanding allowing the holders to receive an equal amount of common shares upon payout. Directors and officers of the company hold 5,584,454 of these share units with the balance being held by contractors and employees of the Company.

As of the date of this MD&A, there were 266,111,543 common shares outstanding and the Company had 5,200,000 share purchase options, 2,448,000 warrants and 6,484,454 share units outstanding. The exercise or payout of all the existing share purchase options, warrants and share units would result in a percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

Dividends and Distributions Policy

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Additional Information

Additional information relating to the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's Information Circular for its most recent Annual Meeting of Shareholders that involved the election of directors, as well as the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Qualified Person

Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), has prepared, supervised the preparation of or reviewed, the parts of this MD&A that are of a scientific or technical nature.

34

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s planned or proposed Prairie Creek Mine operations; the future mine grades and recoveries expected from the Prairie Creek Mine; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; future cost estimates pertaining to further construction and development of the Prairie Creek Mine and items such as capital costs, operating costs and long-term environmental reclamation obligations; the Company’s plans for further mineral exploration at the Prairie Creek Mine and other exploration properties; the expectations around the process for obtaining operating permits; the future Prairie Creek Mine operation and production; projected earnings before interest, taxes, depreciation and amortization on the Prairie Creek Mine; the timing of activities and the amount of estimated revenues and expenses; the success of exploration activities; permitting time lines; requirements for additional capital and sources and uses of funds; financings and the expected use of proceeds thereof; the completion of financings and other transactions; the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards; and the risks and uncertainties around the Company’s business.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "estimates", "intends", "strategy", "goals", "objectives" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements". Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital and construction costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company is exploring for or expects to produce; inability to obtain and/or maintain permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets and other matters discussed under “Risk Factors”; “Liquidity, Financial Condition and Capital Resources”; and “Review of Financial Results” herein. The material assumptions used to develop EBITDA projections for the Prairie Creek Mine are contained in the technical report on the Prairie Creek Property, titled "Prairie Creek Property Feasibility Study, NI 43-101 Technical Report for Canadian Zinc Corporation" dated effective September 28, 2017 and filed on SEDAR on October 31, 2017, summarized herein.

These forward-looking statements are based on certain assumptions which the Company believes are reasonable, including that market fundamentals will result in sustained zinc, lead, silver and other commodity demand and prices, and such prices will be materially consistent with those anticipated; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as planned; the actual nature, size and grade of the Company’s mineral resources are materially consistent with resource estimates; any additional financing required by the Company will be available on reasonable terms; that general business and economic conditions will not change in a materially adverse manner; that all necessary governmental approvals for the planned exploration on the Prairie Creek Project will be maintained on acceptable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant. For the reasons set forth above, the reader should not place undue reliance on forward-looking statements.

35

Cautionary Note Regarding Non-GAAP Financial Measures

The EBITDA projections for the Prairie Creek Property summarized herein and contained in the feasibility study described in the 2017 Technical Report (the "Company's Non-GAAP Financial Measures") are not measures recognized under Canadian generally accepted accounting principles ("GAAP") and do not have any standardized meanings prescribed by GAAP. The Company's Non-GAAP Financial Measures are presented herein because management of the Corporation believes that such measures represent a reasonable approximation of projected operating income and are relevant for evaluating projected returns on the Prairie Creek Property. The Company's Non-GAAP Financial Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP financial measures as reported by such organizations. There is no measure contained in the Company's financial statements that provides a direct comparison to the Company's Non-GAAP Financial Measures, as cash flows from operating activities would be the most directly comparable measure, but the Company does not currently have any operations and does not present operating income in its financial statements. The Company's Non-GAAP Financial Measures should not be construed as alternatives to net income, cash flows related to operating activities, or other financial measures determined in accordance with GAAP, as an indicator of the Company's projected performance.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC, but which are permitted by Canadian securities regulators. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 20-F which may be obtained from Canadian Zinc, or from the SEC’s website at www.sec.gov. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

Cautionary Note Regarding Mineral Resources

Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that all or any part of an inferred mineral resource will ever be upgraded to a measured or indicated mineral resource or to a mineral reserve.

36